UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

Harley-Davidson, Inc.
(Exact name of the registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation)	1-9183 (Commission file number)

3700 West Juneau Avenue, Milwaukee, Wisconsin 53208

(Address of principal executive offices) (Zip Code)

Paul J. Krause
(414) 342-4680

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure

Harley-Davidson, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at https://investor.harley-davidson.com/financials/sec-filings. Among other things, the Conflict Minerals Report includes a discussion of the company’s reasonable country of origin inquiry designed to provide a reasonable basis for us to determine the geographic source of tin, tantalum, tungsten, and gold in our products.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARLEY-DAVIDSON, INC.

Date: May 31, 2023         By: /s/ Paul J. Krause
Paul J. Krause
Secretary